August 23, 2019

Notice to Reader:

RE:	NEW PACIFIC METALS CORP. (“the Company”)
CORRECTION TO NEWS RELEASE DATED AUGUST 20, 2019

The Company issued a corrected version of its news release captioned “New Pacific reports high recovery of silver from various metallurgical processes for sulphide, transition and oxide styles of mineralization from Silver Sand, Bolivia” published on August 20, 2019 which referred, incorrectly, to the following:

1. Under the “Highlights of the Completed Test Program” on page 1, the value for column leaching extraction rate for silver under the third bullet point should be 88.3% rather than 82%.

2. Table 4 – Bottle Roll Test Summary: the consumption of NaCN for HG Oxide (Z1 LEACHMET 4) should be 5.08 kg/t rather than 3.94 kg/t.

3. Table 5 – Column Leach Test Results Summary: the Composite ID for second and third rows should be swapped to match with the data presented. This means that Z1 LEACHMET 1 and Z1 LEACHMET 4 should be in the second and third row respectively.

Sincerely,

New Pacific Metals Corp.

“Yong-Jae Kim”

Yong-Jae Kim

Corporate Secretary